FILED BY BECTON, DICKINSON AND COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CAREFUSION CORP

COMMISSION FILE NO. 333-199830

The following communication is the transcript of the presentation made by Becton, Dickinson and Company at the 33rd Annual J. P. Morgan Healthcare Conference, held on January 14, 2015.

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JANUARY 14, 2015 / 5:30PM, BDX - Becton Dickinson and Co at JPMorgan Healthcare Conference C O R P O R A T E P A R T I C I P A N T S Vince Forlenza Becton, Dickinson and Company - Chairman and CEO C O N F E R E N C E C A L L P A R T I C I P A N T S Michael Weinstein JPMorgan - Analyst P R E S E N T A T I O N Michael Weinstein - JPMorgan - Analyst Good morning, everybody. We are going to go ahead and get started with our next presentation, so if you could take a seat, that would be great. It is my pleasure to introduce from Becton Dickinson the Company’s Chairman and Chief Executive Officer, Vince Forlenza. Following Vince’s presentation, we will have a breakout session across the hall in the Porsche Room. Vince. Vince Forlenza - Becton, Dickinson and Company - Chairman and CEO Thanks, Mike. Good morning, everyone. As always, it is a pleasure to be here and participate in the conference. Today, I will be making some forward-looking statements. Factors that could cause our actual results to differ appear in our fourth fiscal quarter press release and our recent SEC filings. I will also discuss some non-GAAP financial measures with respect to our performance, and reconciliations to GAAP measures can also be found in our press release and its related financial schedules and slides. I will cover several key topics today. I assume that most of you are eager to hear about the progress we’ve been making with CareFusion. But first, I will review BD’s strategic areas of focus, and then I will review our recent financial performance and fiscal year 2015 outlook. Lastly, I will provide information about BD’s key growth drivers and some updates on the CareFusion acquisition. There are three things that I would like you to take away from the presentation today. First, we have built a strong foundation for continued growth. We continue to proactively adapt to today’s dynamic healthcare environment by transitioning from a narrow product-focused company to a customer-focused provider of healthcare solutions. Second, we have delivered on our commitments as evidenced by our strong financial performance over the last several years. We have continued to drive solid topline growth, coupled with double-digit earnings growth and higher quality of earnings. And third, this is a very exciting time for BD as we look forward to our new future with CareFusion. The powerful combination of the two companies will further enable us to deliver end-to-end solutions that increase efficiencies, reduce medication errors and improve patient safety in both hospitals and pharmacies. Moving on to slide five, as we approach this pivotal point in BD’s history with the CareFusion acquisition, I would like to speak for a moment about BD’s evolution over the more recent years. As we meet with our customers around the world, we continue to see changing healthcare needs and the environment today is very different than it was just a few years ago. We have proactively responded to these changes by beginning to transition from a product-focused company to a customer-focused provider of healthcare solutions across our six worldwide businesses. From fiscal years 2010 to 2012 we focused on building targeted M&A capabilities, investing in emerging markets, and enhancing our operational efficiency programs. We also reallocated our R&D spending, shifting from line extensions to new product development. As a result, BD moved into near adjacencies, accelerated our revenue growth, and delivered a higher quality of earnings. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. J THOMSON REUTERS

JANUARY 14, 2015 / 5:30PM, BDX - Becton Dickinson and Co at JPMorgan Healthcare Conference New products as a percentage of sales increased dramatically, going from 8% to about 15% during that time frame. In taking these actions, we also increasingly address the unmet needs of patients and customers around the world by improving the quality of care, lowering the cost of healthcare, increasing access to care, and optimizing patient and healthcare worker safety. So with that, we built a strong foundation for growth in the acquisition of CareFusion significantly accelerates our evolution. I will talk more about this later in my remarks. Moving on to slide six, our strategic focus remains constant. Our strategy is centered around five key areas. First, customer-centricity. This simply means putting our customers at the center of everything we do. We continue to gain a deeper understanding of our customers’ priorities. They need improved healthcare solutions and yesterday’s solutions no longer solve today’s challenges. In having these insights, we are able to understand what drives their purchasing decisions and how they choose their preferred medical technology suppliers. By understanding our customers’ priorities and what they value, we are developing more effective and sustainable solutions that we believe will create preference and differentiation for BD in the marketplace. Second, innovation. We will continue to enhance our robust core by investing in new product innovation and near adjacent opportunities. Over the past several years, we have invested a substantial port amount in research and development at BD, complemented by outside technology acquisitions while improving our innovation processes. In doing so, we have significantly enhanced our ability to create and commercialize new products. Regional investments. As you know, about 60% of BD’s revenues come from markets outside of the US and more than 25% of revenues come from emerging markets. The strategic investments that were made in these areas are fueling our growth. We believe that our capabilities and clinical knowledge will make us position to have a significant impact in emerging markets. We will continue to focus our efforts in these markets, building leading commercial and innovation capabilities to accelerate our geographic expansion opportunities. Acquisitions and partnerships is number four. While our near-term priority is to pay down debt, we will continue to look for strategic plug-in acquisition opportunities that align with our capabilities and create shareholder value. Our goal is to complement organic growth through bolt-on acquisitions and help accelerate moves into near adjacencies that create more powerful impactful solutions for customers. And lastly, operating effectiveness. We will continue to drive global operating effectiveness plans using the acquisition of CareFusion to really accelerate these efforts. Moving on to the second topic of today’s discussion, I will review our fiscal year 2014 financial performance and 2015 outlook. I would like to highlight some of our key achievements in 2014. First, our strategy of investing and innovating for growth continues to deliver results, as evidenced by our strong finish to the year. Revenue growth was robust at 5.2%, which includes 20 basis points of growth from acquisitions. Our core remained strong and our product pipeline continued to drive growth across the portfolio, as I mentioned earlier. Investments in higher growth emerging markets paid off, growing over 12% in 2014. We have one of the highest percentages of sales in emerging markets in our peer group at about 25% of total revenue. We continued to refine our operating effectiveness and efficiency initiatives which delivers sustained underlying margin expansion. These programs include efficient utilization of our global shared service centers, effortless processed improvements and our reloco program which benefited us incrementally by more than $30 million during 2014. We completed our 42nd consecutive year of dividend increases and also repurchased $400 million in shares through our share repurchase program which highlights our effective deployment capital. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. THOMSON REUTERS

JANUARY 14, 2015 / 5:30PM, BDX - Becton Dickinson and Co at JPMorgan Healthcare Conference Now, on the next three slides, I will review some key measures of our fiscal year 2015 outlook, which is provided on a BD standalone basis. We will provide more explicit guidance for BD together with CareFusion after we close the transaction. On slide nine, I would like to highlight our guidance for solid sustainable revenue growth. As you can see, over the last few years, organic revenue growth has continued to accelerate as we delivered our growth and innovation strategy. Last year, we delivered strong organic revenue growth of 5%, which included a small benefit from some one-time items. For fiscal year 2015, we are anticipating organic currency neutral revenue growth of 4.5% to 5%. Now, this assumes a similar macroeconomic environment to what we are seeing today. So far, we are off to a very good start in fiscal year 2015. On a reported basis, the negative impact from foreign currency is more pronounced now, relative to when we provide guidance in November. On the top and bottom line, the impact is about double for the total year than what we communicated on our last earnings call. This assumes today’s euro to dollar exchange rate of about [117] versus our previous assumption of 1.28. On the positive side, we have seen it a stronger-than-expected flu season, which will provide some benefit to revenues in our first fiscal quarter. Now, moving on to slide 10, you can see that our strong revenues last year translated into operating margin expansion. In fiscal year 2014, we drove about 70 basis points of underlying operating margin expansion with about half of that benefit coming from favorable pension costs. As we have shared with you for some time, we have a long-term target of 50 basis points of operating margin expansion year over year. For fiscal year 2015, excluding pension expense in the impact of foreign exchange, we are anticipating 40 to 50 basis points of underlying operating margin expansion. These benefits are driven by increased gross profit resulting from fixed cost leverage, supply-chain efficiencies, and manufacturing productivity. On slide 11, you can see that our revenue growth and operating margin improvement translated into double-digit earnings growth. We expect this improved growth profile in the top and bottom lines as we move into fiscal year 2015. This year, we expect to grow earnings by about 9% to 10% on an underlying basis. This is very consistent with the earnings growth profile we communicated for some time. The unfavorable impact of the suspension of our share repurchase program is worth about 100 basis points, bringing currency neutral earnings growth to 8% to 9%. As we have demonstrated over the years, returning value to our shareholders is very important to BD. As we focus on deleveraging, we will consider approximate timing to restart our share repurchase program, which we expect when we return to a leverage ratio of about 2.5 times gross leverage. Now, I would like to move on to the third topic of today’s discussion, which are BD’s growth drivers. On slide 13, I will review some of our key new products in the medical segment. In medical/surgical, we are looking forward to bringing in CareFusion’s complementary product portfolio after the acquisition has been completed. I will talk more about some of those specific products in a few moments. Other BD medical surgical opportunities include the recently announced FDA approval of our BD Intelliport Medication Management System intended for manual IV bolus injections. This product is the first and only solution providing real-time drug identification, dose measurement, and allergy detection at the point of injection. At the same time, it wirelessly sends captured information directly into the patient’s electronic medical record following medication ministration. This product underscores our commitment to BD’s medication management franchise and the next wave of patient safety-related products. In diabetes care, we are excited about the FDA submission for approval of our new BD insulin infusion sets in fiscal year 2015 which are expected to launch in 2016. The product is intended to improve consistency of insulin delivery through insulin pump users. In pharmaceutical systems, we continue to offer a broad portfolio of innovative drug delivery systems, including pre-fillable syringes as well as our new self injection systems and safety solutions to meet the current and evolving needs of the industry. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JAN THOMSON REUTERS A

JANUARY 14, 2015 / 5:30PM, BDX - Becton Dickinson and Co at JPMorgan Healthcare Conference Moving to slide 14 and our life science area, beginning with pre-analytical systems, we continue to expand geographically, offering best-in-class solutions as well as world-class training opportunities for our customers around the globe. In diagnostic systems, we are gaining traction with the BD Max platform and are experiencing good growth in the instrument base and reagent sales. We are anticipating a number of new enteric panel assays, including enteric parasite in fiscal year 2015, followed by enteric viral and extended bacterial. In microbiology, Kiestra continues to transform in the microbiology laboratory and drive growth. We believe the increased throughput, functionality and overall reduction in laboratory costs will enable Kiestra product growth well into the future. We are really at the beginning of the story. BD Biosciences continues to demonstrate its technical leadership and flow cytometry. We have enabled higher multi-parametric analysis with our initial work with the NIH and we are now expanding the early access of this high parameter system to a select few customers globally. This will enable them to achieve greater scientific discovery with a flow cytometer in combination with the broad [serogen] dye portfolio that enables measurement of up to 30 parameters simultaneously, a big jump forward. On a new safety front, a growing issue in flow cytometry has been a deepening concern for biological safety for life science technicians. Scientific studies have demonstrated there are some increased risk to operators from accidental exposure to contaminated biological samples during cellular analysis studies. In late fiscal year 2013, BD launched the FACSAria fusion cell sorter, which is a biosafety cabinet with an integrated flow cytometer cell sorter. This is the only product of its kind in the market which follows NIH policy and related safety guidelines. We are pleased with the product traction to date and anticipate continued adoption. Finally, we are very excited about our acquisition of GenCell, which moves us into an adjacent opportunity in the library preparation for next-generation sequencing. We are beginning our instrument access program. We found that interest from leading sequencing centers is high because GenCell’s technology can be used in front of all sequencers to increase lab efficiency and reduce costs. As you can see, we have focused on growth and innovation opportunities across our diverse portfolio. Moving on to the next slide, we continue to see emerging markets and continued penetration of our safety products driving significant growth for the Company. As I mentioned earlier, emerging markets revenues grew over 12% in fiscal year 2014. We have developed a number of products to specifically for emerging markets such as the BD FACSPresto, the Intima II IV catheter, and the BD Emerald syringe, which by the way recently sold its 1 billion unit. BD continues to be a global leader in safety products and we have been instrumental in driving healthcare worker safety initiatives over two decades. With the acquisition of CareFusion, we will continue to broaden our safety position with medication assurance. In 2014, safety sales grew 18% in emerging markets and they represent approximately 26% of the Company’s total revenues. Total safety sales we are talking about there. We continue to foresee a long runway ahead in emerging markets of safety as they continue to remain key growth drivers for BD. Now I would like to move on to our final topic of today’s discussion, which is our pending acquisition of CareFusion. Our strategy is centered around two pieces, delivering complete solutions and leveraging our international footprint. First, we see the hospital environment, particularly in the US, changing. In the US, there are about 125 integrated delivery networks and they represent about 55% of purchases in the US today, which we see growing to about 65% a few years from now. As we think about becoming more relevant in these larger consolidating customers, they are looking for providers that can really help them improve the quality, efficiency, and safety of their fundamental processes. They are also looking to standardize those processes across all their hospitals, moving to enterprise solutions and away from a fragmented departmental approach. Medication errors, as an example, are top of mind for hospital CEOs and they can be extremely costly to the healthcare system. A great example of a need to move to an enterprise system. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANU THOMSON REUTERS

JANUARY 14, 2015 / 5:30PM, BDX - Becton Dickinson and Co at JPMorgan Healthcare Conference Historically, BD has provided catheters, syringes and flush products and we provided best-in-class products at certain points in the process. But there is an increasing interest from our customers to be able to look more holistically across that process from when a drug is prepared to when it is dispensed on the floor and two when it is administered to the patient themselves at the bedside. We have an opportunity to improve this process and make it more efficient and safe by addressing more of that value chain. In the US, there are a number of customers that are using CareFusion pump, a CareFusion infusion set, and someone else’s catheter, vice versa. BD products, using our Catheter is an example and CareFusion products, like an infusion set, they physically connect together. This presents a unique opportunity for us to provide a more integrated solution for the customer across the infusion process. We see CareFusion’s product portfolio as very complementary to BD’s product offerings and together we will have the leading position in 16 product categories in medication management. Another exciting aspect of CareFusion’s business is their smart work software platform. I will look for the -- if we look for the leading informatics platform across the medication management process, it’s smart works. Their pumps and cabinets plug into SmartWorks. A hospital can tie SmartWorks into their hospital IT system once, then all the different devices from CareFusion and eventually systems from BD like Cato and Crisis and Teleport will be able to also plug into that. Our customers will be assured that patients are getting the right medication in the right dose at the right time. Having the ability to collect data across that process and be able to make that process more efficient and safe is extremely valuable to our customers. We think this brings quality to a higher level and believe that will be important for customers going forward. Beyond that, we see a significant opportunity to leverage BD’s international footprint. For comparison purpose, we have several thousand people in China. CareFusion has about 25. While BD’s percentage of revenue from emerging markets is about 25%, CareFusion’s is only 5%. It is evident that this is quite an opportunity for us to take their products in to new geographies through our existing channels. Moving on to our next slide, you can see BD’s robust international footprint. We have a significant number of sales associates, a broad distribution network and deep partnerships with local healthcare systems in geographies all around the world. By leveraging our existing global infrastructure, we can expand the availability of CareFusion products and provide greater access and a higher quality of care in both developed and emerging markets where there is significant unmet need. The acquisition of CareFusion brings a diverse portfolio of products. Some of these products are appropriate for these markets today but will require registration. Other products will need to be further tailored to meet the unique needs of those customers and they will become available longer term. Moving on to the acquisition timeline, there are a few processes which need to be completed prior to the acquisition’s final approval. As you can see on this slide, we successfully completed the Hart-Scott-Rodino review process in November and the CareFusion shareholder vote is currently scheduled for January 21, 2015. Regarding Europe, we hope to have our final submission filed with the EC by the end of the month, and the EC has a 25-day working -- a 25 working day review period to decide whether to clear the transaction or enter into a second phase investigation. Assuming EC clearance at the end of the review period, we expect to close the transaction before the end of the first calendar quarter. You also may know already that we are in the market in early December, securing our financing for the acquisition. The terms were very favorable and we were able to utilize more of BD’s cash and take on less debt. As a result of the lower debt in combination with more favorable interest rates, we now expect the acquisition to be accretive to cash earnings on a high teen percentage basis for the total Company. Regarding integration planning and talent retention, things are on track and going very well. We have outlined three significant planning phases but I will not go into detail in covering them today. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. J THOMSON REUTERS

JANUARY 14, 2015 / 5:30PM, BDX - Becton Dickinson and Co at JPMorgan Healthcare Conference I assure you that the more time we spend with CareFusion, I feel even more confident that the complementary nature of our two companies will make for a successful integration. While there is some differences in the two companies, there are also strong similarities like our mission to help all people live healthy lives. Our goal is to take the best of both cultures, people, and companies. On slide 21, you will see a variety of awards and recognitions. We are proud of our accomplishments and we received several acknowledgments in 2014 and the highlights the success of our business, our responsibility to the environment, in our ethical standards. We believe this reflects the strong dedication of our employees and commitment to BD share values. Moving on to slide 22, I would like to review some of the key messages from today’s presentation. First, we have built a strong foundation for continued growth. We have continued to proactively adapt to today’s dynamic healthcare environment by transitioning from a product-focused company to a customer-focused provider of healthcare solutions. Second, we have delivered on our commitments as evidenced by our strong financial performance over the past several years. We have continued to drive solid topline growth coupled with double-digit earnings growth in a higher quality of earnings. And third, this is a very exciting time for BD as we look forward to our new future together with CareFusion. The powerful combination of the two companies will further enable us to deliver end-to-end solutions that increase efficiencies, reduce medication errors, and improve patient safety in both hospitals and pharmacies. We remain committed to delivering value to customers and shareholders around the world while pursuing our purpose of helping all people live healthy lives. Thank you for attending today and I look forward to your questions. Thank you very much. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2015, Thomson Reuters. All Rights Reserved. 5595823-2015-01-14T20:14:49.697 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUAR THOMSON REUTERS A

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FORWARD-LOOKING STATEMENTS

This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission (SEC). BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, BD filed with the SEC a registration statement on Form S-4 that included a preliminary prospectus of BD and that also constitutes a preliminary proxy statement of CareFusion. The registration statement has been declared effective by the SEC, and the definitive proxy statement/prospectus was delivered to stockholders of CareFusion on or about December 19, 2014. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement and the definitive proxy statement/prospectus and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e-mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com

PARTICIPANTS IN THE SOLICITATION

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 18, 2014, for its 2015 Annual Meeting of Shareholders and subsequent SEC filings. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the

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securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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